# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vacasa, Inc., CIK 0001874944
CUSIP: 91854V206
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 850 NW 13th Avenue, Portland, Oregon (OR), 97209
Date of event which requires filing of this statement: 03/21/2025
Amends the filing with accession number 0001140361-24-027329
Filed by CIK 0001403525
Persons authorized to receive notices and communications: Richard Ting, Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- Oaktree Value Opportunities Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,197,755; sole dispositive power 0; shared dispositive power 1,197,755; aggregate amount beneficially owned 1,197,755 (5.86% of the class)
  Comment: The percent of class is calculated based upon 20,431,937 shares of Class A common stock outstanding (the "Class A Shares") as reported in the Preliminary Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 21, 2025 (the "Preliminary Proxy Statement").
- OAKTREE CAPITAL MANAGEMENT LP (CIK 0000949509): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,375,448; sole dispositive power 0; shared dispositive power 1,375,448; aggregate amount beneficially owned 1,375,448 (6.73% of the class)
  Comment: The percent of class is calculated based upon 20,431,937 Class A Shares as reported in the Preliminary Proxy Statement.
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,375,448; sole dispositive power 0; shared dispositive power 1,375,448; aggregate amount beneficially owned 1,375,448 (6.73% of the class)
  Comment: The percent of class is calculated based upon 20,431,937 Class A Shares as reported in the Preliminary Proxy Statement.
- Oaktree Capital Group Holdings GP, LLC (CIK 0001403525): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,375,448; sole dispositive power 0; shared dispositive power 1,375,448; aggregate amount beneficially owned 1,375,448 (6.73% of the class)
  Comment: The percent of class is calculated based upon 20,431,937 Class A Shares as reported in the Preliminary Proxy Statement.
- Brookfield Asset Management ULC: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Brookfield Corporation: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Brookfield Asset Management Ltd.: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BAM Partners Trust: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Vacasa, Inc.
Address of issuer's principal executive offices: 850 NW 13th Avenue, Portland, Oregon (OR), 97209
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D, originally filed on May 23, 2024 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 2. Identity and Background
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and restated as follows:

On September 25, 2024, the SEC accepted an offer by OCM to resolve an investigation involving Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 ("Act") and Rules 13d-2 and 16a-3 thereunder, which require certain investors, like OCM, that beneficially own the registered equity securities of a public company to file reports with the SEC of their beneficial ownership in the equity of the company, including changes in their beneficial ownership, within specified timeframes. OCM cooperated immediately and fully with the SEC's investigation, and, without admitting or denying the SEC's findings, in a settled proceeding agreed to cease and desist from committing or causing any violations and any future violations of Sections 13(d) and 16(a) of the Exchange Act and Rules 13d-2 and 16a-3 thereunder and to pay a $375,000 penalty.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 1,375,448 Class A Shares, representing approximately 6.73% of the Class A Shares outstanding as of the date hereof. All such ownership percentages of the securities reported herein are based upon 20,431,937 Class A Shares outstanding, as reported on the Preliminary Proxy Statement.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

VOF directly holds 1,197,755 Class A Shares.

OCM indirectly manages VOF. As such OCM may be deemed to beneficially own 1,375,448 Class A Shares, which amount includes the 1,197,755 Class A Shares held directly by VOF and 177,693 Class A Shares managed on behalf of various clients and accounts.

OCH indirectly manages OCM, and OCGH directly manages OCH. As a result, each of OCH and OCGH may be deemed to beneficially own the reported 1,375,448 Class A Shares.

The filing of this Statement shall not be deemed an admission by any of the Reporting Persons, of beneficial ownership for purposes of Section 13(d) or 13(g) or for any other purpose.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons have not effected any transactions within the prior sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

Brookfield, which previously reported together with the Oaktree Parties, has been determined to no longer act together with the Oaktree Parties, and therefore has ceased to be the beneficial owner of more than five percent of the securities covered by this Amendment No. 1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A Joint Filing Agreement, dated as of May 23, 2024, incorporated by reference to Exhibit A to the Schedule 13D.

## Signatures
- Oaktree Value Opportunities Fund Holdings, L.P.: /s/ Henry Orren, Henry Orren (03/25/2025)
- OAKTREE CAPITAL MANAGEMENT LP: /s/ Henry Orren, Henry Orren (03/25/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren (03/25/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren (03/25/2025)
- Brookfield Asset Management ULC: /s/ Kathy Sarpash, Kathy Sarpash / Managing Director, Legal & Regulatory (03/25/2025)
- Brookfield Corporation: /s/ Swati Mandava, Swati Mandava / Managing Director, Legal & Regulatory (03/25/2025)
- Brookfield Asset Management Ltd.: /s/ Kathy Sarpash, Kathy Sarpash / Managing Director, Legal & Regulatory (03/25/2025)
- BAM Partners Trust: /s/ Kathy Sarpash, Kathy Sarpash / Secretary (03/25/2025)